SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXIV fixed Rate Notes, due 2020.

The Company informs that on November 16, 2020, will start the payment of the eighth installment of interests and capital installment related to the Series XXIV Notes issued on November 14, 2018.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 16, 2020
Number of service to be paid:	Eighth installment of interests / Capital installment
Period comprised by the payment:	August 14, 2020/November 14, 2020
Concept of payment:	Interests (100%) and Capital
Payment Currency:	United States Dollar (USD)
Outstanding Capital: (original Nominal Value was USD 73,605,400, on November 16, 2020 , the cancellation of Nominal Value USD 65,075,746 was informed):	USD 8,529,654
Annual Nominal Interest Rate:	9.00%
Interest being paid (on nominal value):	USD 193,494.62
Capital being paid:	USD 8,529,654

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on November 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  November 16, 2020